Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS(1)

(in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011	2010
Pre-tax loss from continuing operations	$(7,177)	$(14,465)	$(21,283)	$(1,795)	$(1,491)	$(4,481)
Add: Fixed charges (all interest expense)	5	12	34	72	9	5
Combined fixed charges in excess of earnings from continuing operations	$(7,172)	$(14,453)	$(21,249)	$(1,723)	$(1,482)	$(4,476)
Ratio of earnings from continuing operations to fixed charges(2)	—	—	—	—	—	—

(1)              No preferred dividends declared in any year presented.

(2)              The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00 as a result of losses from continuing operations for all periods presented.